UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2021
Commission File Number: 001-39522

COMPASS PATHWAYS PLC
(Translation of registrant’s name into English)

COMPASS Pathways plc
3rd Floor
1 Ashley Road
Altrincham
Cheshire WA14 2DT
United Kingdom
Tel: +1 (646) 905-3974
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
COMPASS Pathways Plc
On May 14, 2021, Florian Brand resigned as a Class I director from the board of directors (the “Board”) of COMPASS Pathways Plc (the “Company”), effective immediately. In consideration for his service on the Board, the Board determined to accelerate 25% of the non-qualified share options of the Company’s ordinary shares of £0.008 each (the “Options”) granted to Mr. Brand pursuant to the Company’s 2020 Share Option and Incentive Plan (equal to 5,396 Options). The Board further determined to amend the exercise period for the Options such that the Options will be exercisable by Mr. Brand until November 22, 2023. Mr. Brand’s resignation is not a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPASS PATHWAYS PLC

Date: May 17, 2021	By:	/s/ Piers Morgan
	Name: Title:	Piers Morgan Chief Financial Officer